Exhibit 12.2

FBL Financial Group, Inc.
Exhibit 12.2 – Statement Re: Computation of Ratios
Ratio of Earnings to Fixed Charges Excluding Interest Credited and Amortization

	For the six months ended June 30,	For the year ended December 31,
	2009	2008	2007	2006	2005	2004
	(Dollars in thousands)

Earnings
Pre-tax income (loss) from continuing operations	$33,401	$(31,878)	$125,806	$133,488	$108,563	$92,492
Less: Minority interest	92	71	49	(126)	(159)	(105)

Add: Distributed income from equity investees	166	337	438	2,021	1,107	2,035
	33,659	(31,470)	126,293	135,383	109,511	94,422

Fixed charges	14,282	20,801	17,923	12,931	15,813	13,660
Less: Capitalized bonus interest	—	—	—	—	—	—
Less: Tax gross up on preferred stock	—	—	—	—	(805)	(766)
Add: Amortization of capitalized interest	—	—	—	—	—	—

Total earnings	$47,941	$(10,669)	$144,216	$148,314	$124,519	$107,316

Fixed charges
Interest credited to contract holders	$—	$—	$—	$—	$—	$—
Capitalized bonus interest credited to contract holders	—	—	—	—	—	—
Interest expense on debt	13,048	19,567	16,666	11,744	13,590	11,397

Tax gross up on preferred stock	—	—	—	—	805	766
Estimate of interest within rent expense	1,234	1,234	1,257	1,187	1,418	1,497
Total fixed charges	$14,282	$20,801	$17,923	$12,931	$15,813	$13,660

Ratio of earnings to fixed charges	3.36	(0.51)	8.05	11.47	7.87	7.86

Ratio of earnings to fixed charges and preferred stock dividends	3.34	(0.51)	7.98	11.34	7.80	7.77
Earnings deficiency	—	(31,470)	—	—	—	—